                                                                 OMB APPROVAL
                                              OMB Number:           3235-0145
                                              Expires:        August 31, 1999
                                              Estimated average burden
                                              hours per response........14.90


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No.___)*


                             The Writer Corporation
 -----------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.10 par value
 -----------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    982554107
 -----------------------------------------------------------------------------
                                 (CUSIP Number)


     Dennis F. Coughlin, 140 East 19th Avenue, Suite 700, Denver, CO 80203,
                                 (303) 863-1900
  ---------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                October 19, 1999
 -----------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13-d-1(e), 240.13-d-1(f) or 240.13-d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sections 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 982554107

------------------------------------------------------------------------------
1.  Names of Reporting Person.
    I.R.S. Identification Nos. of above persons (entities only).

    Dennis F. Coughlin
------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions).

    (a)  /X/

    (b)  / /
------------------------------------------------------------------------------
3.  SEC Use Only
------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)          SC, BK, AF, PF and OO
------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e) / /
------------------------------------------------------------------------------
6.  Citizenship or Place of Organization        United States of America
------------------------------------------------------------------------------

------------------------------------------------------------------------------
Number of            7.   Sole Voting Power                  163,000 *
Shares
Beneficially         8.   Shared Voting Power
Owned by Each
Reporting            9.   Sole Dispositive Power             163,000 *
Person With:

* Includes 108,000 shares owned by Coughlin & Company, Inc. Mr. Coughlin serves as an officer, director and majority stockholder of Coughlin & Company, Inc.
------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person    163,000 *

* Includes 108,000 shares owned by Coughlin & Company, Inc. Mr. Coughlin serves as an officer, director and majority stockholder of Coughlin &
Company, Inc.
------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /
------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)               2.2%
------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)                        IN
------------------------------------------------------------------------------

CUSIP No. 982554107

------------------------------------------------------------------------------
1.  Names of Reporting Person.
    I.R.S. Identification Nos. of above persons (entities only).

    Coughlin & Company, Inc. / 84-0461159
------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions).

    (b)  /X/

    (b)  / /
------------------------------------------------------------------------------
3.  SEC Use Only
------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)          SC, BK, AF, WC and OO
------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e) / /
------------------------------------------------------------------------------
6.  Citizenship or Place of Organization        United States of America/
                                                Colorado Corporation
------------------------------------------------------------------------------

------------------------------------------------------------------------------
Number of            7.   Sole Voting Power                    108,000 *
Shares
Beneficially
Owned by Each        8.   Shared Voting Power
Reporting
Person With:         9.   Sole Dispositive Power               108,000 *

                     10.  Shared Dispositive Power

* Other than Dennis F. Coughlin, none of the officers and directors of Coughlin & Company, Inc. own any shares of The Writer Corporation. See Exhibit A.
------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person      108,000 *

* Other than Dennis F. Coughlin, none of the officers and directors of Coughlin & Company, Inc. own any shares of The Writer Corporation. See
Exhibit A.
------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /
------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)            1.5%
------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)                     CO
------------------------------------------------------------------------------

CUSIP No. 982554107
------------------------------------------------------------------------------
1.  Names of Reporting Person.
    I.R.S. Identification Nos. of above persons (entities only).

    Thomas J. Gargan
------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions).

    (c)  /X/

    (b)  / /
------------------------------------------------------------------------------
3.  SEC Use Only
------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)          SC, AF, BK, PF and OO
------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e) / /
------------------------------------------------------------------------------
6.  Citizenship or Place of Organization        United States of America
------------------------------------------------------------------------------

------------------------------------------------------------------------------
Number of            7.   Sole Voting Power                         166,667
Shares
Beneficially         8.   Shared Voting Power
Owned by Each
Reporting            9.   Sole Dispositive Power                    166,667
Person With:
                     10.  Shared Dispositive Power
------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person    166,667
------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /
------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)              2.2%
------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)                    IN
------------------------------------------------------------------------------

CUSIP No. 982554107
------------------------------------------------------------------------------
1.  Names of Reporting Person.
    I.R.S. Identification Nos. of above persons (entities only).

    Phillip R. Garvin
------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions).

    (d)  /X/

    (b)  / /
------------------------------------------------------------------------------
3.  SEC Use Only
------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)          SC, AF, BK, PF and OO
------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e) / /
------------------------------------------------------------------------------
6.  Citizenship or Place of Organization        United States of America
------------------------------------------------------------------------------

------------------------------------------------------------------------------
Number of            7.   Sole Voting Power                             33,333
Shares
Beneficially         8.   Shared Voting Power
Owned by Each
Reporting            9.   Sole Dispositive Power                        33,333
Person With:
                     10.  Shared Dispositive Power
------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person        33,333
------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions) / /
------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)            0.4%
------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)                    IN
------------------------------------------------------------------------------

CUSIP No. 982554107

------------------------------------------------------------------------------
1.  Names of Reporting Person.
    I.R.S. Identification Nos. of above persons (entities only).

    Darryl D. Propp
------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions).

    (e)  /X/

    (b)  / /
------------------------------------------------------------------------------
3.  SEC Use Only
------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)          SC, AF, BK, PF and OO
------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e) / /
------------------------------------------------------------------------------
6.  Citizenship or Place of Organization        United States of America
------------------------------------------------------------------------------

------------------------------------------------------------------------------
Number of            7.   Sole Voting Power                44,333 *
Shares
Beneficially         8.   Shared Voting Power
Owned by Each
Reporting            9.   Sole Dispositive Power           44,333 *
Person With:
                     10.  Shared Dispositive Power

* Includes 22,000 shares owned by Propp Realty. Mr. Propp serves as President of Propp Realty, Inc.
------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person      44,333 *

* Includes 22,000 shares owned by Propp Realty, Inc. Mr. Propp serves as President of Propp Realty, Inc.
------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /
------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)            0.6%
------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)                     IN
------------------------------------------------------------------------------

CUSIP No. 982554107
------------------------------------------------------------------------------
1.  Names of Reporting Person.
    I.R.S. Identification Nos. of above persons (entities only).

    Propp Realty, Inc. / 74-2175584
------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions).

    (f)  /X/

    (b)  / /
------------------------------------------------------------------------------
3.  SEC Use Only
------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)          SC, BK, AF, WC and OO
------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e) / /
------------------------------------------------------------------------------
6.  Citizenship or Place of Organization        United States of America /
                                                Colorado Corporation
------------------------------------------------------------------------------

------------------------------------------------------------------------------
Number of            7.   Sole Voting Power                            22,000 *
Shares
Beneficially         8.   Shared Voting Power
Owned by Each
Reporting            9.   Sole Dispositive Power                       22,000 *
Person With:
                     10.  Shared Dispositive Power

* Other than Darryl D. Propp, none of the officers and directors of Propp Realty, Inc. own any shares of The Writer Corporation. See Exhibit A.
------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person       22,000 *

* Other than Darryl D. Propp, none of the officers and directors of Propp Realty, Inc. own any shares of The Writer Corporation. See Exhibit A.
------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /
------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)            0.3%
------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)                   CO
------------------------------------------------------------------------------

CUSIP No. 982554107
------------------------------------------------------------------------------
1.  Names of Reporting Person.
    I.R.S. Identification Nos. of above persons (entities only).

    Herman Stauffer
------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions).

    (g)  /X/

    (b)  / /
------------------------------------------------------------------------------
3.  SEC Use Only
------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)          SC, AF, BK, PF and OO
------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e) / /
------------------------------------------------------------------------------
6.  Citizenship or Place of Organization        United States of America
------------------------------------------------------------------------------

------------------------------------------------------------------------------
Number of            7.   Sole Voting Power                            66,667
Shares
Beneficially         8.   Shared Voting Power
Owned by Each
Reporting            9.   Sole Dispositive Power                       66,667
Person With:
                     10.  Shared Dispositive Power
------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person       66,667
------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /
------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)            0.9%
------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)                    IN
------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
             Information Statement Pursuant to Rules 13d-1 and 13d-2

ITEM 1.  SECURITY AND ISSUER

         (a)  Title of Class of Securities:    Common Stock, $0.10 par value

         (b)  Name of Issuer:           The Writer Corporation

         (c)  Address of Issuer's Principal Executive Offices:
              6061 S. Willow Drive, #232, Englewood, CO 80111

ITEM 2.  IDENTITY AND BACKGROUND

         (a) - (c) Name: This statement is being filed by Dennis F. Coughlin and Coughlin & Company, Inc., a Colorado corporation doing business as an investment bank. Mr. Coughlin is President, Chief Executive Officer, Chairman of the Board of Directors and majority stockholder of Coughlin & Company, Inc. The principal executive offices of Mr. Coughlin and Coughlin & Company, Inc. are located at 140 East 19th Avenue, Suite 700, Denver, Colorado 80203-1035. Information regarding the officers and directors of Coughlin & Company, Inc. is contained in Exhibit A.

         This statement is also being filed by Thomas J. Gargan, a retired doctor whose principal office is located at 950 Red Sandstone Road, Vail, Colorado 81657-4007.

         This statement is also being filed by Philip R. Garvin, television producer whose principal office is located at 2400 North Syracuse Street, Denver, Colorado 80207-3652.

         This statement is also being filed by Daryl D. Propp and Propp Realty, Inc., a Colorado "S" corporation doing business as a real estate management company. Mr. Propp is the President and owner of Propp Realty, Inc. The principal executive offices of Mr. Propp and Propp Realty, Inc. are located at 12600 West Colfax Avenue, Suite B130, Lakewood, Colorado 80215-3752. Information regarding the officers and directors of Propp Realty, Inc. is contained in Exhibit A.

         This statement is also being filed by Herman Stauffer, a retired restauranteur whose principal office is located at P.O. Box 5000, Vail, Colorado 81658-5000.

         (d-e) During the last five years, none of the Reporting Persons (including the officers and directors of such Reporting Persons identified in Exhibit A): (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Each of the individual Reporting Persons (including the officers and directors of such Reporting Persons identified in Exhibit A) is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Each of the Reporting Persons acquired shares of The Writer Corporation for investment purposes. Coughlin & Company, Inc. purchased 1,200 shares on July 30, 1999 and another 3,800 shares on October 5, 1999 pursuant to a purchase order that had been outstanding since June 18, 1999. All other shares of The Writer Corporation's common stock owned by the Reporting Persons as of October 19, 1999 were purchased in conjunction with a 1994 private offering of the The Writer Corporation's common stock. The individual Reporting Persons acquired their shares of The Writer Corporation out of personal funds. The corporate Reporting Persons acquired their shares of The Writer Corporation out of working capital.

         The Reporting Persons may attempt to secure equity and debt financing in conjunction with an attempt to acquire control of The Writer Corporation. Currently, the Reporting Persons have no definitive financing arrangements.

ITEM 4.  PURPOSE OF TRANSACTION

         The securities covered by this Statement were acquired for the purpose of investment.

         On October 19, 1999, the Reporting Persons filing this Statement executed a Joint Filing Agreement (see Exhibit B) and agreed to work together to acquire control of The Writer Corporation. The agreement is nonbinding and, other than the Joint Filing Agreement, has not been put into a written document. Any offer to acquire the common stock of The Writer Corporation will be subject to due diligence, government approvals, compliance with government rules and regulations, confirmation of acceptable financing and the execution of a definitive purchase agreement. As a result, the Reporting Persons may decide, jointly or individually, to purchase additional shares of The Writer Corporation's common stock or other securities. In addition, the Reporting Persons, jointly or individually, may dispose of any or all securities of The Writer Corporation in any manner permitted by applicable securities laws.

         The Reporting Persons believe that The Writer Corporation should take steps to maximize shareholder value, including, without limitation, conducting a comprehensive review and analysis of the value that could be achieved from a sale of stock, a sale of all or substantially all of its assets or a merger. The Reporting Persons plan to attempt to meet with management of The Writer Corporation to explore their views on these and related issues.

         If the Reporting Persons succeed in acquiring control of The Writer Corporation, it is anticipated that the Reporting Persons may: (i) make changes to the Board of Directors and management of The Writer Corporation;
(ii) make changes to the The Writer Corporation's Charter and Bylaws; and
(iii) cause The Writer Corporation's common stock to be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a-c) As of the close of business on October 19, 1999, the Reporting Persons as a group (including the officers and directors of such Reporting Persons identified in Exhibit A) beneficially own an aggregate of 474,000 shares of The Writer Corporation's common stock, which constitutes 6.4% of the 7,432,590 shares reported outstanding by The Writer Corporation as of August 6, 1999.

         On October 19, 1999, the Reporting Persons filing this Statement executed a Joint Filing Agreement (see Exhibit B) and agreed to work together to acquire control of The Writer Corporation. The agreement is nonbinding and, other than the Joint Filing Agreement, has not been put into a written document.

         Coughlin & Company, Inc. purchased 1,200 shares of the Writer Corporation's common stock on July 30, 1999 and another 3,800 shares on October 5, 1999 pursuant to a purchase order that had been outstanding since June 18, 1999. The securities were acquired for the purpose of investment. Except as described herein, none of the Reporting Persons (including the officers and directors of such Reporting Persons identified in Exhibit A) effected transactions in The Writer Corporation's outstanding common stock during the past 60 days.

         (d)      Not applicable.

         (e)      Not applicable.

INSTRUCTION: For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1) and the note thereto.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /

         On October 19, 1999, the Reporting Persons filing this Statement executed a Joint Filing Agreement (see Exhibit B) and agreed to work together to acquire control of The Writer Corporation. The agreement is nonbinding and, other than the Joint Filing Agreement, has not been put into a written document.

         Except as described herein, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of The Writer Corporation, including, but not limited to, transfer or voting of any securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit A.   Executive Officers and Directors of Corporate Reporting
                     Persons

        Exhibit B.   Joint Filing Agreement

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    REPORTING PERSON                                  NAME/TITLE                                    DATE
  --------------------                              -------------                                 --------
   Dennis F. Coughlin                           /s/ Dennis F. Coughlin                        October 19, 1999
---------------------------------------------------------------------------------------------------------------
                                                    Dennis F. Coughlin

Coughlin & Company, Inc.                        /s/ Dennis F. Coughlin                        October 19, 1999
---------------------------------------------------------------------------------------------------------------
                              Dennis F. Coughlin, President, Chief Executive Officer and
                                  Chairman of the Board of Coughlin & Company, Inc.

    Thomas J. Gargan                             /s/ Thomas J. Gargan                         October 19, 1999
---------------------------------------------------------------------------------------------------------------
                                                   Thomas J. Gargan

   Phillip R. Garvin                            /s/ Phillip R. Garvin                         October 19, 1999
---------------------------------------------------------------------------------------------------------------
                                                  Phillip R. Garvin

    Darryl D. Propp                              /s/ Darryl D. Propp                          October 19, 1999
---------------------------------------------------------------------------------------------------------------
                                                   Darryl D. Propp

   Propp Realty, Inc.                            /s/ Darryl D. Propp                          October 19, 1999
---------------------------------------------------------------------------------------------------------------
                                   Darryl D. Propp, President of Propp Realty, Inc.

    Herman Stauffer                              /s/ Herman Stauffer                          October 19, 1999
---------------------------------------------------------------------------------------------------------------
                                                   Herman Stauffer

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).